Compound Projects, LLC

20 Clinton Street

New York, NY 10002

February 18, 2020

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Division of Corporate Finance

Office of Real Estate & Construction

Attn. Stacie Gorman

Re:	Compound Projects, LLC Amendment No. 2 to Form 1-A Filed January 31, 2020 File No. 024-11133

Dear Ms. Gorman,

We hereby submit the responses of Compound Projects, LLC (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to us, dated February 14, 2020, providing the Staff’s comments with respect to the Form 1-A, Amendment No. 2, publicly filed with the Commission on January 31, 2020.  Concurrently with the filing of this response letter, we have publicly filed an amendment No. 3 to our Form 1-A (the “Form 1-A/A-3”), and the publicly filed Form 1-A/A-3 incorporates our changes as indicated below made in response to the Staff’s comments.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Consolidated Financial Statements and Independent Auditor’s Report

Note 6. Subsequent Events, page F-5

1.	We have considered your response to our prior comment 2. Please provide us with more detail related to the prior rental history of the property. In your response, tell us the approximate commencement dates and occupancy periods for each lease. Also, please tell us whether you have identified a potential tenant to occupy the property.

Response: We have not received any specific information from the prior owner regarding the rental history of the property. However, we have identified sources of publicly available information that provide some clarity on the property’s rental history. The website, https:// https://www.miamicondoinvestments.com/brickell-city-centre-reach-condos#!closed-rentals provides rental information on 124 leases that have been closed within the Reach Brickell City Centre over the past 24 months. Our property (Unit #1805) does not appear on this list. Based on this information, we do not believe that there were any leases signed between February 2018 and today.

As of the date of this letter, we have not yet identified a tenant for the property. It is currently listed for $3,000 per month. The listing can be seen here: https://www.miamicondoinvestments.com/property/68-se-6th-st-1805-miami-fl-33131-a10804111.

General

2.	We note the link on your website to your mobile app. Testimonials on the site suggest your offering has commenced. Please advise us if the offering has commenced. We also note a testimonial that your app is a "[g]reat way to diversify ... and so easy to buy and sell shares of real estate in hot markets." Please advise us of the functions and capabilities of your platform. For example, are purchasers able to sell their membership interests?

Response: We do not intend to commence our Regulation A offering until after the offering has been qualified by the Commission. The only functionality of our app as of today is the ability to “Reserve Shares,” which is a way for us to gauge potential interest in the Regulation A offering through non-binding indications of interest. The reservation of shares screen on our app includes the following disclosure:

“Compound Projects, LLC (the “Company”) intends to sponsor an offering pursuant to Regulation A under the Securities Act of 1933. The Company is not under any obligation to make an offering under Regulation A. No money or other consideration is being solicited in connection with the information provided, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until an offering circular on Form 1-A has been filed and until the offering statement is qualified pursuant to Regulation A of the Securities Act of 1933, as amended, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date. Any person’s indication of interest involves no obligation or commitment of any kind.”

Upon qualification of the Regulation A offering, we will replace “ Reserve Shares” with “Invest,” which will allow investors to purchase shares through the App. Our App does not currently include a feature that would facilitate the sale of any Interests. We have included the screen shots from our APP as a 13.1 – Testing the Waters exhibit to the Form 1-A/A-3.

Telephonic Comment from James Lopez Received by Our Legal Counsel

On February 14, 2020, our legal counsel, Paul Levites of Bevilacqua PLLC, received a telephonic comment from James Lopez relating to our ongoing Regulation CF offering of membership interests in our Series #Reach and related Form 1-A plan of distribution disclosure.

Response: We have revised our disclosure in our Form A/A-3 to reference our Regulation CF offering and to indicate that we will terminate our Regulation CF offering immediately prior to beginning our Regulation A offering once our Form 1-A is qualified by the Commission. We have also added some additional information regarding our ongoing Regulation D, Rule 506(c) offering of membership interests in our Series #Reach, which we discuss in the MD&A section of our offering circular, to indicate the number of interests and the dollar amount we have sold to date in the Regulation D offering, which we also expect to terminate prior to beginning sales under our Regulation A offering. Additionally, in the plan of distribution section of the offering circular, we have removed the sentence which had indicated that the interest in Series #Reach were being offered and sold exclusively through the Compound Platform, and, throughout the Form 1-A/A-3, we have reduced the number of Series #Reach interests and aggregate dollar amount we intend to offer under the Regulation A offering to reflect the sales we have already made under our Regulation D offering.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Jesse Stein, Chief Operating Officer of the Company at (347) 585-8798 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Compound Projects, LLC
By: Compound Asset Management, LLC, its managing member

By:	/s/ Janine Yorio
Janine Yorio
Chief Executive Officer